Exhibit 99.6

                                  PRESS RELEASE

For immediate release                                CONTACT: Daniel R. Milliard
                               President, Hyperion
                                 (814) 274-9830

                                                      Dave Wood
                                                      Director, Media Relations
                                                      MediaOne(R)
                                                      (303) 858-3404


Hyperion Communications to acquire business telephony interests in Jacksonville and Richmond from MediaOne(R)

(Coudersport, PA) Hyperion Communications, a leading competitive local exchange carrier (CLEC), has entered into agreements with MediaOne to acquire the remaining interests in fiber optic networks providing business telephone services in Jacksonville, FL and Richmond, VA. The agreements give Hyperion 100 percent ownership of more than 1,000 route miles of fiber and enhance the company's position as one of the largest facilities-based CLECs in the eastern United States. Closing is subject to customary conditions and is expected to occur in early 1999.

Hyperion Communications and MediaOne formed a partnership in 1992 to provide business customers in Jacksonville and Richmond with integrated communications services including local dial tone, long distance, dedicated access, and data services. The agreement to end the partnership is mutually beneficial because it enables each company to focus on the core components of its business plan.

"Hyperion remains fully committed to the Jacksonville and Richmond business communities and we look forward to continued success in delivering a full range of communication solutions to these markets," said Dan Milliard, President and Chief Operating Officer of Hyperion Communications. "In addition, the extensive fiber route miles acquired through this transaction contribute to Hyperion's continuing efforts to increase its ownership in existing networks and are a key component of our network expansion plan in the eastern United States. This transaction increases Hyperion's ownership in the networks it manages to nearly 90 percent."

Hyperion currently is constructing a super-regional, fully redundant, fiber optic network serving the eastern third of the United States. This network is being formed through the interconnection of Hyperion's existing markets with

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more than 50 new markets. Once complete, the backbone of Hyperion's super-regional network will pass directly through Jacksonville and Richmond, enabling area businesses to receive the highest level of fiber optic communications service available.

"This agreement is truly a win/win situation for both parties. MediaOne's telecommunications group can now focus on providing competitive telephony- based services in the residential marketplace while Hyperion can focus on its core competencies in the business arena," said Greg Braden, MediaOne's vice president of telephony.

Hyperion Telecommunications (NASDAQ NNM: HYPT), a majority owned subsidiary of Adelphia Communications Corporation (NASDAQ NNM:ADLAC), designs, constructs and manages state-of-the-art fiber optic networks. These networks serve as the backbone for Hyperion's robust array of services, including local dial tone, long distance, dedicated access, high-speed data and Internet services. Hyperion currently operates 20 networks serving 46 geographic markets in the eastern third of the United States.

MediaOne, the nation's leading Broadband services company, provides entertainment, information, and communications services to about 5 million customers. MediaOne Group (NYSE: UMG) is one of the world's largest broadband communications companies, bringing the power of broadband and the Internet to more than seven million customers in the United States, Europe and Asia. The company also has interests in some of the fastest-growing wireless communications businesses outside the U.S., serving more than three million customers. For 1997, the businesses now part of MediaOne Group produced $6.6 billion in proportionate revenue.